Sono Group N.V.
c/o DLA Piper LLP (US)
555 Mission Street, Suite 2400
San Francisco, California 94105-2933
(415) 615-6095

May 13, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Sono Group N.V.
Registration Statement on Form S-3
File No. 333-295804
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sono Group N.V. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Thursday, May 14, 2026, or as soon thereafter as practicable.

Please notify Jeffrey Selman, counsel to Sono Group N.V., at (415) 615-6095, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Kevin McGurn
Name: Kevin McGurn
Title: Chief Executive Officer and Managing Director